August 18, 2016

Re:	PFG Fund III, LLC Draft Offering Statement on Form 1-A Submitted January 27, 2016 CIK No. 0001594139

Dear Ms. McManus,

Please see the answer to your comments below.

General

1. We note your response to comments 3 and 4. It is unclear how the Manager's right to 100% of distributable cash reconciles with the company's obligation to transfer funds to a liquid account to repay redemption requests. Please revise to explain how you define "distributable cash" and how these two provisions work together. In this regard, clarify if the company's obligation to deposit the principal balance and interest from loans into a liquid account to fund redemption requests would take precedence, and therefore would necessarily occur before determining if the company had any distributable cash available for the Manager.

We have added the following information to the compensation table on page 38:

Cash Distributions are profits only and do not include principal balance of notes or accrued interest that is due to Noteholders. The principal balance will always either be invested into new lending opportunities on behalf of Noteholders or deposited into a liquid account to fund redemption requests.

In other words, the Company would not have any Cash Distributions for the Manager unless these redemption requests would first be honored.

Please also note the following paragraph on page 34:

Upon the request for redemption, the Company will begin holding cash from disposed loans immediately after such a request is received. The Company will deposit the principal balance, plus any owed accrued interest, from disposed loans into a liquid account such as a separate money market or checking account in the name of the Company until such time the Company has sufficient funds to redeem individual Notes. At the time of a balance to pay an individual Note with accrued interest, the Company will release funds to the Noteholder and the Note shall be considered redeemed. The Company does not intend to make partial redemptions. Notes will be redeemed on a "first come, first serve" basis. The Company will maintain a record of communication from Noteholders regarding redemption requests. Redemption requests from Noteholders must be in writing by email or U.S. Mail. The Company will acknowledge receipt of such a request.

Please also note this sentence on page 38 under Executive Compensation:

The Manager will also receive 100% of distributions available after the Noteholders have received their return of principal and promised interest payments under the Notes.

Thank you.

Sincerely,

/s/

Jillian Sidoti

Securities Counsel for the Company

25422 Trabuco Rd, #105-244, Lake Forest, CA 92730 (949) 855-8399